Exhibit 99.6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland	166,627

Bank of Ireland	557,025

Bank of Ireland	784,964

Bank of Ireland	645,793

Bank of New York	52,243

Bank of New York	50,334

Bank of New York	3,159,055

Bank of New York	35,504

Bank of New York	414,862

Bank of New York	2,115,591

Bank of New York	2,364,704

Bank of New York	233,911

Bank of New York	251,556

Barclays Capital Nominees Limited	30,845,468

Barclays Noms Monument R97	37,260

Barclays Trust Co & Others	3,729

Barclays Trust Co as Exec/ADM	3,128

Barclays Trust Co E99	6,164

Barclays Trust Co EP856	225

Barclays Trust Co R69	10,721

Barclayshare Nominees Ltd	1,044

BNP PARIBAS	262,999

BNY (OCS) Nominees Ltd 221476	193,283

BNY (OCS) Nominees Ltd 387173	594,066

BT Globenet Nominees Ltd 501577191	105,624

Chase Nominees Ltd 16376	673,698

Chase Nominees Ltd 16669	176,304

Chase Nominees Ltd 18243	152,164

Chase Nominees Ltd 19518	183,132

Chase Nominees Ltd 19519	1,290,137

Chase Nominees Ltd 19520	71,516

Chase Nominees Ltd 20947	28,877,234

Chase Nominees Ltd 25772	424,822

Chase Nominees Ltd 27793	81,765

Chase Nominees Ltd 27795	121,014

Chase Nominees Ltd 27797	157,600

Chase Nominees Ltd 27799	308,886

Chase Nominees Ltd 27800	314,389

Chase Nominees Ltd 28270	440,687

Chase Nominees Ltd 28270	626,879

Chase Nominees Ltd 31961	1,037,565

Chase Nominees Ltd 35506	14,550

Chase Nominees Ltd 35950	111,327

CIBC Mellon Global Securities	155,806

Citibank 6010613363	532,785

Citibank 6010640794	301,609

Citibank 6010782807	221,590

Citibank 6660004	14,811

Deutsche Bank London 8002041	24,567

Deutsche Bank London 8003168	835,052

Export	6,111

HSBC 813168	620,588

HSBC 813168	97,473

HSBC 845315	29,886

HSBC NOMINEES 824628	294,510

Investors Bank and Trust Co.	917,849

Investors Bank and Trust Co.	6,079,499

Investors Bank and Trust Co.	14,294

Investors Bank and Trust Co.	284,889

Investors Bank and Trust Co.	2,566,743

Investors Bank and Trust Co.	1,153,779

Investors Bank and Trust Co.	1,620,316

Investors Bank and Trust Co.	7,420,123

Investors Bank and Trust Co.	71,960

Investors Bank and Trust Co.	87,917

Investors Bank and Trust Co.	260,550

Investors Bank and Trust Co.	223,510

Investors Bank and Trust Co.	2,152,815

Investors Bank and Trust Co.	16,366

Investors Bank and Trust Co.	34,241

JP Morgan (BGI Custody) 15258	10,318

JP Morgan (BGI Custody) 16256	73,382

JP Morgan (BGI Custody) 16267	3,988

JP Morgan (BGI Custody) 16268	61,574

JP Morgan (BGI Custody) 16331	403,220

JP Morgan (BGI Custody) 16338	73,336

JP Morgan (BGI Custody) 16341	1,079,552

JP Morgan (BGI Custody) 16341	703,723

JP Morgan (BGI Custody) 16342	147,777

JP Morgan (BGI Custody) 16344	362,914

JP Morgan (BGI Custody) 16345	609,579

JP Morgan (BGI Custody) 16400	13,061,046

JP Morgan (BGI Custody) 16610	9,818

JP Morgan (BGI Custody) 16612	149,225

JP Morgan (BGI Custody) 16621	131,221

JP Morgan (BGI Custody) 16644	318,933

JP Morgan (BGI Custody) 16901	86,368

JP Morgan (BGI Custody) 17011	19,628

JP Morgan (BGI Custody) 17998	71,836

JP Morgan (BGI Custody) 18408	58,199

JP Morgan (BGI Custody) 19198	15,283

JP Morgan (BGI Custody) 19514	67,385

JP Morgan (BGI Custody) 27795	231,283

JP Morgan (BGI Custody) 27799	648,013

JP Morgan (BGI Custody) 27803	15,725

JP Morgan (BGI Custody) 28166	3,712,525

JP Morgan (BGI Custody) 29514	595,245

JP Morgan (BGI Custody) 27717	566,830

JP Morgan Chase Bank	49,997

JP Morgan Chase Bank	128,438

JP Morgan Chase Bank	11,472

JP Morgan Chase Bank	73,382

JP Morgan Chase Bank	259,910

JP Morgan Chase Bank	159,529

JP Morgan Chase Bank	164,840

JP Morgan Chase Bank	633,314

JP Morgan Chase Bank	11,139

JP Morgan Chase Bank	32,366

JP Morgan Chase Bank	35,286

JP Morgan Chase Bank	36,229

JP Morgan Chase Bank	80,674

JP Morgan Chase Bank	1,519

JP Morgan Chase Bank	168,975

JP Morgan Chase Bank	12,510

JP Morgan Chase Bank	184,378

JP Morgan Chase Bank	29,479

JP Morgan Chase Bank	97,388

JP Morgan Chase Bank	204,037

JP Morgan Chase Bank	790,312

JP Morgan Chase Bank	201,765

KAS Associates 3507261	89,053

Master Trust Bank	47,199

Mellon DIR0100002	98,579

Mellon Bank ABGFZ872482	2,339,199

Mellon Bank TGGF0003002	121,838

Mellon Trust – Boston & SF	165,388

Mellon Trust – Boston & SF	396,786

Mellon Trust of New England	492,275

Midland Bank (HSBC Bank PLC) 772823	1,727,808

Mitsubishi Trust International	7,917

Mitsubishi Trust International	35,038

Northern Trust Bank –BCP04	84,184

Northern Trust Bank – BOT12	39,577

Northern Trust Bank – CVS21	733,646

Northern Trust Bank – SCO01	72,748

Northern Trust Bank – TNF01	276,951

Northern Trust Bank – TRG01	148,513

Northern Trust Bank – USF06	249,954

Northern Trust Bank – USF12	1,301,411

Northern Trust Bank – BGI Sepa	130,113

Northern Trust Bank – BGI Sepa	534,681

Northern Trust Bank – BGI Sepa	631,655

R C Greig Nominees Limited a/c BL1	29,782

R C Greig Nominees Limited a/c CM1	10,125

R C Greig Nominees Limited GP1	100,705

R C Greig Nominees Limited SA1	33,880

Reflex Nominees Limited	1,524

Reflex Nominees Limited	3,301

State Street	6,111

State Street	20,623

State Street 2RJ2	164,417

State Street HKNA	24,443

State Street JD12	585,471

State Street N3B3	16,479

State Street N3B6	180,852

State Street N3YZ	28,332

State Street NE5W	40,772

State Street Boston	102,325

State Street Boston	845,402

Sumitomo TB	13,168

The Northern Trust Co	239,071

UBS 370607.S1	29,567

Wells Fargo Seattle – Wire Ban	20,792

Zeban Nominees Limited	64,366

Zeban Nominees Limited	203

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

20 APRIL 2005

12. Total holding following this notification

142,940,277 ORDINARY SHARES OF £1

13. Total percentage holding of issued class following this notification

12%

14. Any additional information

N/A

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

21 APRIL 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.